Exhibit 2

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2020

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2020

TABLE OF CONTENTS

Page
Condensed consolidated interim statements of financial position	1
Condensed consolidated interim statements of comprehensive loss	2
Condensed consolidated interim statements of changes in equity	3-4
Condensed consolidated interim cash flow statements	5-6
Notes to the condensed consolidated interim financial statements	7-10

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	September 30,
	2019	2020
	in USD thousands

Assets
CURRENT ASSETS
Cash and cash equivalents	5,297	6,552
Short-term bank deposits	22,192	14,275
Prepaid expenses	108	269
Other receivables	613	327
Total current assets	28,210	21,423

NON-CURRENT ASSETS
Property and equipment, net	1,816	1,462
Right-of-use assets, net	1,650	1,423
Intangible assets, net	21,891	21,731
Total non-current assets	25,357	24,616
Total assets	53,567	46,039

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loans	2,692	2,969
Accounts payable and accruals:
Trade	7,794	5,933
Other	1,280	1,374
Lease liabilities	202	200
Total current liabilities	11,968	10,476
NON-CURRENT LIABILITIES
Warrants	658	5,600
Long-term loans, net of current maturities	5,799	3,554
Lease liabilities	1,762	1,601
Total non-current liabilities	8,219	10,755
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	20,187	21,231

EQUITY
Ordinary shares	4,692	8,281
Share premium	265,938	271,107
Capital reserve	12,132	12,835
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(247,966)	(265,999)
Total equity	33,380	24,808
Total liabilities and equity	53,567	46,039

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
	2019	2020	2019	2020
	in USD thousands		in USD thousands

RESEARCH AND DEVELOPMENT EXPENSES	(5,558)	(3,484)	(15,252)	(13,546)
SALES AND MARKETING EXPENSES	(201)	(309)	(683)	(666)
GENERAL AND ADMINISTRATIVE EXPENSES	(884)	(856)	(2,763)	(2,843)
OPERATING LOSS	(6,643)	(4,649)	(18,698)	(17,055)
NON-OPERATING INCOME (EXPENSES), NET	3,055	294	3,976	(80)
FINANCIAL INCOME	247	39	628	214
FINANCIAL EXPENSES	(597)	(302)	(1,484)	(1,112)

NET LOSS AND COMPREHENSIVE LOSS	(3,938)	(4,618)	(15,578)	(18,033)

	in USD		in USD
LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.03)	(0.02)	(0.11)	(0.08)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	148,920,707	296,508,550	142,527,942	231,380,969

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share	Capital	Other Comprehensive	Accumulated
	Shares	premium	reserve	loss	deficit	Total
	in USD thousands

BALANCE AT JANUARY 1, 2019	3,110	250,192	11,955	(1,416)	(222,520)	41,321
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2019:
Issuance of share capital, net	1,018	11,266	-	-	-	12,284
Employee stock options exercised	1	53	(53)	-	-	1
Employee stock options forfeited and expired	-	919	(919)	-	-	-
Share-based compensation	-	-	1,170	-	-	1,170
Comprehensive loss for the period	-	-	-	-	(15,578)	(15,578)
BALANCE AT SEPTEMBER 30, 2019	4,129	262,430	12,153	(1,416)	(238,098)	39,198

	Ordinary	Share	Capital	Other Comprehensive	Accumulated
	Shares	premium	reserve	Loss	deficit	Total
	in USD thousands

BALANCE AT JANUARY 1, 2020	4,692	265,938	12,132	(1,416)	(247,966)	33,380
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2020:
Issuance of share capital, net	3,581	4,754	-	-	-	8,335
Employee stock options exercised	8	224	(224)	-	-	8
Employee stock options forfeited and expired	-	191	(191)	-	-	-
Share-based compensation	-	-	1,118	-	-	1,118
Comprehensive loss for the period	-	-	-	-	(18,033)	(18,033)
BALANCE AT SEPTEMBER 30, 2020	8,281	271,107	12,835	(1,416)	(265,999)	24,808

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share	Capital	Other Comprehensive	Accumulated
	Shares	premium	reserve	Loss	deficit	Total
	in USD thousands

BALANCE AT JULY 1, 2019	4,001	261,522	11,835	(1,416)	(234,160)	41,782
CHANGES FOR THREE MONTHS ENDED SEPTEMBER 30, 2019:
Issuance of share capital, net	128	829	-	-	-	957
Employee stock options exercised	-	26	(26)	-	-	-
Employee stock options forfeited and expired	-	53	(53)	-	-	-
Share-based compensation	-	-	397	-	-	397
Comprehensive loss for the period	-	-	-	-	(3,938)	(3,938)
BALANCE AT SEPTEMBER 30, 2019	4,129	262,430	12,153	(1,416)	(238,098)	39,198

	Ordinary	Share	Capital	Other Comprehensive	Accumulated
	Shares	premium	Reserve	Loss	deficit	Total
	in USD thousands

BALANCE AT JULY 1, 2020	8,281	271,107	12,639	(1,416)	(261,381)	29,230
CHANGES FOR THREE MONTHS ENDED SEPTEMBER 30, 2020:
Issuance of share capital, net	-	-	-	-	-	-
Employee stock options exercised	-	-	-	-	-	-
Employee stock options forfeited and expired	-	-	-	-	-	-
Share-based compensation	-	-	196	-	-	196
Comprehensive loss for the period	-	-	-	-	(4,618)	(4,618)
BALANCE AT SEPTEMBER 30, 2020	8,281	271,107	12,835	(1,416)	(265,999)	24,808

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Nine months ended September 30,
	2019	2020
	in USD thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(15,578)	(18,033)
Adjustments required to reflect net cash used in operating activities (see appendix below)	(1,658)	259
Net cash used in operating activities	(17,236)	(17,774)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(34,517)	(28,500)
Maturities of short-term deposits	36,637	36,626
Purchase of property and equipment	(54)	(1)
Net cash provided by investing activities	2,066	8,125

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	16,836	13,411
Employee stock options exercised	1	8
Repayments of loans	(70)	(2,338)
Repayments of lease liabilities	(165)	(162)
Net cash provided by financing activities	16,602	10,919

INCREASE IN CASH AND CASH EQUIVALENTS	1,432	1,270
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	3,404	5,297
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	49	(15)
CASH AND CASH EQUIVALENTS - END OF PERIOD	4,885	6,552

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Nine months ended September 30,
	2019	2020
	in USD thousands

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	667	737
Long-term prepaid expenses	(3)	-
Exchange differences on cash and cash equivalents	(49)	15
Fair value adjustments of warrants	(4,429)	(727)
Share-based compensation	1,170	1,118
Warrant issuance costs	417	593
Interest and exchange differences on short-term deposits	(628)	(209)
Interest on loans	512	370
Exchange differences on lease liability	-	4
	(2,343)	1,901
Changes in operating asset and liability items:
Decrease in prepaid expenses and other receivables	265	125
Increase (decrease) in accounts payable and accruals	420	(1,767)
	685	(1,642)
	(1,658)	259

Supplemental information on interest received in cash	628	342

Supplemental information on interest paid in cash	782	671

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 –    GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003.

BioLineRx and its subsidiaries (collectively, the “Company”) are engaged in the development of therapeutics, primarily in clinical stages, with a focus on the field of oncology.

In February 2007, BioLineRx listed its ordinary shares on the Tel Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since that time. Since July 2011, BioLineRx’s American Depositary Shares (“ADSs”) have also been traded on the NASDAQ Capital Market.

In March 2017, the Company acquired Agalimmune Ltd. (“Agalimmune”), a privately held company incorporated in the United Kingdom, with a focus on the field of immuno-oncology.

Although it has generated revenues from out-licensing transactions in the past, the Company has incurred accumulated losses in the amount of $266 million through September 30, 2020, and cannot determine with reasonable certainty when and if it will have sustainable profits. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements through the end of 2021. However, in the event that the Company does not begin to generate sustainable cash flows from its operating activities in the future, the Company will need to carry out significant cost reductions or raise additional funding. Management regularly evaluates various financing alternatives, including funding its clinical development activities via out-licensing or collaborations, and fundraising in the public or private equity markets. However, there is no certainty about the Company’s ability to obtain such funding.

b.	Approval of financial statements

The condensed consolidated interim financial statements of the Company as of September 30, 2020, and for the nine months then ended, were approved by the Board of Directors on November 23, 2020, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

NOTE 2 –    BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of September 30, 2020 and for the three and nine months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair statement of financial position, results of operations, and cash flows in conformity with International Financial Reporting Standards (“IFRS”). The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2019 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS. The results of operations for the three and nine months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 –    BASIS OF PREPARATION (cont.)

In the process of preparing the interim financial statements, management makes estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity and expenses, as well as the related disclosures of contingent assets and liabilities. These inputs also consider, among other things, the implications of the COVID-19 pandemic on the Company’s activities, and the resultant effects on critical and significant accounting estimates, most significantly in relation to the value of intangible assets. The COVID-19 pandemic has spread to many countries throughout the world, including to the United States, Europe and Israel, where the Company currently manufactures its therapeutic candidates and conducts its clinical trials. The Company has previously experienced some recruitment delays from the deepening and extended impact of COVID-19 on its clinical trials; however, at present, the Company does not believe these delays will significantly impact its clinical development plans. Future developments related to COVID-19 are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat it, as well as its overall economic impact, and more specifically its effects on the financial markets. All estimates made by the Company related to the impact of COVID-19 in its financial statements may change in future periods. Actual results could differ from those estimates.

NOTE 3 –    SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2019 and for the year then ended.

NOTE 4 –    EQUITY

a.	At-the-market (“ATM”) sales agreements

In October 2017, the Company entered into an at-the-market (“ATM”) sales agreement with BTIG, LLC (“BTIG”), pursuant to which the Company was entitled, at its sole discretion, to offer and sell through BTIG, acting as sales agent, ADSs having an aggregate offering price of up to $30.0 million throughout the period during which the ATM facility remained in effect. The Company agreed to pay BTIG a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility. During the nine-month period ended September 30, 2020, the Company issued a total of 676,750 ADSs for total net proceeds of $1.4 million under the ATM facility. From the effective date of the agreement through September 30, 2020, an aggregate of 2,923,552 ADSs were sold under the facility for total gross proceeds of approximately $13.0 million. In September 2020, the Company terminated the agreement with BTIG.

In September 2020, the Company entered into a new ATM sales agreement with H.C. Wainwright & Co., LLC (“HCW”), pursuant to which the Company is entitled, at its sole discretion, to offer and sell through HCW, acting as sales agent, ADSs having an aggregate offering price of up to $25.0 million throughout the period during which the ATM facility remains in effect. The Company agreed to pay HCW a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility. Expenses associated with establishment of the ATM facility with HCW amounted to $0.2 million, which were recorded in non-operating expenses during the period. As of September 30, 2020, no ADSs had been sold under the facility. Subsequent to September 30, 2020, an aggregate of 868,952 ADSs were sold under the facility, resulting in net proceeds of $1.7 million.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 4 –    EQUITY (cont.)

b.	Financings

In May and June 2020, the Company sold in registered direct offerings an aggregate of 7,653,145 ADSs at a price of $1.75 per ADS. In concurrent private placements, the Company issued to investors in the offerings unregistered warrants to purchase 7,653,145 ADSs. The warrants are exercisable immediately, expire two and half years from the date of issuance and have an exercise price of $2.25 per ADS. In addition, the Company granted to the placement agent’s designees, as part of the placement fees, warrants to purchase 382,657 ADSs. These warrants are exercisable immediately, expire two and half years from the date of issuance and have an exercise price of $2.1875 per ADS. The offerings raised a total of $13.4 million, with net proceeds of $12.0 million, after deducting fees and expenses.

The warrants issued have been classified as a non-current financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the date the contract was entered into and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The fair value of the warrants is computed using the Black and Scholes option pricing model. The fair value of the warrants upon issuance was computed based on the then current price of an ADS, a risk-free interest rate of approximately 0.20% and an average standard deviation of approximately 80.2%.The fair value of the warrants as of September 30, 2020 was based on the then current price of an ADS, a risk-free interest rate of 0.13% and an average standard deviation of approximately 87.3%. The change in fair value from the date of issuance through September 30, 2020 amounted to $0.5 million.

c.	Stock options

In September 2020, the Board of Directors approved the re-pricing of outstanding “underwater” employee stock options for the purchase of approximately 12,300,000 ordinary shares (equivalent to approximately 820,000 ADSs), out of total employee stock options for the purchase of approximately 15,100,000 ordinary shares (equivalent to approximately 1,000,000 ADSs) outstanding at that time. The weighted average exercise price of the options subject to re-pricing was  NIS 2.64 per share (equivalent to $11.60 per ADS). Following the re-pricing, the new exercise price of the options is NIS 1.00 per share (equivalent to $4.37 per ADS). The total compensation cost associated with the re-pricing was approximately $130,000, and will be recorded as an expense over the remaining vesting period of the re-priced options (which was not material for the quarter ended September 30, 2020).

In November 2020, the Company’s Board of Directors approved an increase of 22,400,000 ordinary shares (equivalent to approximately 1,500,000 ADSs) to the total pool of authorized ordinary shares reserved for purposes of the Company’s share incentive plan.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 4 –    EQUITY (cont.)

d.	Share capital

As of December 31, 2019, and September 30, 2020, the Company’s share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	September 30,
	2019	2020

Authorized share capital	500,000,000	1,500,000,000

Issued and paid-up share capital	171,269,528	296,508,550

	In USD and NIS
	December 31,	September 30,
	2019	2020

Authorized share capital (in NIS)	50,000,000	150,000,000

Issued and paid-up share capital (in NIS)	17,126,953	29,650,855

Issued and paid-up share capital (in USD)	4,691,734	8,280,633